FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of January, 2003

                                  VI GROUP PLC
                                  ------------
                 (Translation of registrant's name into English)

        THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL-52QG,  U.K.
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X    Form 40-F
                                        -              . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No   X
                                      . . .       -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                EXPLANATORY NOTE

Purpose  of  Filing

The purpose of this report is to report issuance by the Registrant on January 10, 2003 by way of private placement of a $1,000,000.00 Convertible Subordinated Debenture to an institutional investor. The transaction was reported by the Company in a press release dated January 10, 2003 as follows:




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FRIDAY, 10 JANUARY 2003


                                  VI GROUP PLC

                          LOAN AND INVESTMENT AGREEMENT


VI Group plc ("VI" or "the Group"), one of the leading suppliers of CAD/CAM software to the mould and die sector, announces today that it has entered into a Loan and Investment Agreement ("Agreement") with Hemisphere Capital LLC, a private equity investor that focuses on fast growing Western European ICT businesses. Under the terms of the Agreement, Hemisphere Capital has invested approximately 622,000 (US$1.0m) to acquire a convertible debenture, to be followed at a later date by a proposed additional investment of between 1.2m and 2.5m (US$2.0m and US$4.0m) by way of a convertible preferred equity issue.

The convertible debenture, which will bear interest at 9% per annum, is convertible in certain circumstances into American Depository Receipts ("ADR"s) of VI at a price of $4.5429 per ADR (1 ADR representing 20 ordinary VI shares) and will mature no later than 10 January 2006. The convertible debenture was concluded earlier today and will, subject to anti-dilution and other similar adjustment, constitute 4,402,460 ordinary shares on conversion. The future financing by convertible preferred equity is subject to VI shareholders' approval that will be sought in an Extraordinary General Meeting to be held in the first half of 2003 and further discretionary due diligence and approval by Hemisphere Capital.

This US investment is to be used in furthering VI's plans for both organic growth and US acquisitions. Under the terms of the Agreement, Hemisphere Capital will play a significant role in VI's future expansion. Further details of the proposed financing will be released and distributed to shareholders in advance of the Extraordinary General Meeting.

Stephen Palframan, Chairman of VI, commented:

"WE ARE DELIGHTED TO HAVE RECEIVED THIS STRONG SUPPORT FROM HEMISPHERE CAPITAL. THE PROPOSED FUND RAISING FOLLOWS THE LISTING OF VI'S SHARES ON THE AMERICAN STOCK EXCHANGE IN OCTOBER 2002 AND IN PROVIDING THE FINANCE TO ENABLE THE GROUP TO EXPAND, IS AN IMPORTANT STEP IN OUR GROWTH AND RETURNS TO SHAREHOLDERS."

DANIEL SASAKI, MANAGING PARTNER OF HEMISPHERE, COMMENTED:

"VI has a strong record of profitable growth and a clear vision for accelerating its success through international expansion. The Hemisphere team is looking forward to working closely with management to help VI grow its business rapidly and profitably."





THIS RELEASE IS BEING PROVIDED AS A MATTER OF RECORD ONLY. THE SECURITIES DESCRIBED IN THIS RELEASE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE ACT OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

FOR FURTHER INFORMATION PLEASE CONTACT:

Don Babbs, Chief Executive
                                                              Tel: 01453 732 900
Peter Wharton, Finance Director


VI GROUP PLC

Paul Downes/Dominic Barretto                                  Tel: 020 7606 1244
MERLIN FINANCIAL



NOTES  TO  EDITORS:

VI GROUP designs, develops and supplies Computer Aided Design (CAD) and Computer Aided Manufacturing (CAM) software that radically enhances the efficiency of the design and manufacturing process in industry. Its software enables tooling designers and mould makers to provide leading edge design as well as drive the machine tools to cut the designed component or mould. VI is one of the few
CAD/CAM companies to provide these specialist capabilities. Current clients include HS Die, one of the largest mould makers in the United States, Corus, a leading international metal company born out of the merger of British Steel and Koninklijke Hoogovens and DaimlerChrysler, one of the world's leading automotive, transportation and services companies.

The Company's shares trade on both the London Stock Exchange and American Stock Exchange.

HEMISPHERE CAPITAL is a private equity investor that focuses on fast-growing ICT businesses originating in Western Europe. Hemisphere provides the capital and management expertise to support the profitable growth of these companies, particularly their international expansion. Based in London with a business development presence in Boston, MA, Hemisphere's principals represent more than 40 years of successful international investing, operations and management expertise at SOFTBANK, Yahoo!, Sony, IBM and Credit Suisse First Boston. The team's strength is cross-border business development, particularly in the U.S. and the major markets of Asia.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 VI GROUP PLC

                                 By  /s/ Elliot I. Miller
                                   ----------------------------------
                                         Elliot I. Miller
                                         Director and Deputy Chairman
                                         of VI Group plc


Date:  January 13, 2003


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